Press Release

GreenPower Reports Fiscal Third Quarter 2022 Financial Results

Revenues More than Double; All-Electric School Bus Deliveries Accelerate

Vancouver, Canada / February 11, 2022 / GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission electric-powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal third quarter ended December 31, 2021.

Highlights for the quarter:

  Generated revenues of $5,313,352 in the fiscal third quarter, an increase of 121.5% over the revenue of $2,398,781 for the comparable quarter in the previous fiscal year.
  Gross profit of 27.8% of revenues an increase from the gross profit of 21.5% over the last quarter.
  Delivered eight BEAST Type-D all-electric school buses with six of these going to Thermalito Elementary Unified School District and two to Anaheim Elementary School District.
  Delivered four EV Stars for employee shuttle services for a Fortune 500 Company located on the West Coast and an EV Star to a customer in Maryland.
  Delivered three EV Star Plus's for shuttle services at the Vancouver International Airport.
  Delivered four EV Star Cab and Chassis (CC) to TCI, a full-service equipment leasing and rental company offering logistics solutions to its customers in multiple states. They intend to use these vehicles in their service fleet.
  Delivered three EV Star CC's to GreenPower's new distribution partner in Southern California. This distributor has been operating in California for over 70 years and has been actively demonstrating the vehicles to its diverse customer base.

Brendan Riley, President of GreenPower commented, "During the quarter we delivered units across a variety of product lines while considerably expanding our sales pipeline.  We continue to prioritize deliveries with a focus on our inventory of 30 BEAST school buses, 60 EV Stars and 50 EV Star CC's.  We are very excited as we prepare to deliver our first 22-foot all-electric EV Star cargo vans at the end of the current quarter.  This new EV Star model expands our all-electric cargo van offerings and increases our market opportunities!  The first deliveries will be going to customers in New Jersey where we have over 20 approved vouchers and many more pending.  During the quarter and subsequently, we have made significant progress adding the resources and strategic relationships that will accelerate our growth, reach and brand momentum going forward."

West Virginia school bus manufacturing facility:

In January, GreenPower announced its plans to enter into a lease/purchase agreement with the state of West Virginia to setup GreenPower's school bus manufacturing facility in South Charleston. In addition, the state of West Virginia has committed to provide funding of $15 million for the purchase of GreenPower vehicles manufactured in the state. The new facility is approximately 80,000 square feet, is located on 9.5 acres, offering room for expansion over time, and requires minimal setup to begin school bus production. The operational start-up date is anticipated to be in the second half of 2022. The lease/purchase agreement includes deferred payment terms, and the state has agreed to provide up to $3.5 million in employment incentive payments in exchange for meeting hiring targets, which can be applied toward satisfaction of total payments required under the lease/purchase agreement.

Fraser Atkinson, CEO of GreenPower added, "The establishment of GreenPower's new production facility in the state of West Virginia is one of the most significant events in the Company's history.  This allows us to substantially increase our domestic school bus production capabilities, tap new markets and significantly increase our footprint, all with minimal additional capital expenditure.  Our goal is to be producing upward of 1,000 all-electric, purpose-built school buses in the state annually in three to four years.  The state of West Virginia and the local South Charleston community have been extremely supportive, and we expect this will be a substantial growth driver for GreenPower in the near future."

Third Quarter 2022 Financial Summary:

  Generated revenues of $5,313,352 in the third quarter, an increase of 121.5% over the revenue of $2,398,781 for the third quarter in the previous fiscal year.
  Cost of revenues were $3,837,303 generating a gross profit of $1,476,049, or 27.8% of revenues compared to a gross profit of 21.5% for the previous quarter. Gross profit for the quarter represented a blend of lower margins from the school bus sales and higher margins with EV Stars and an improvement over last quarter due to the mix of sales.
  The adjusted EBITDA loss for the quarter was $1,553,811 compared to an adjusted EBITDA loss of $1,490,841 for the previous quarter
  The Company had working capital of $29,385,551 at the end of the quarter and an unused line of credit of $3,895,322
  Inventory increased to $28.6 million at the end of the quarter compared to $12.5 million at March 31, 2021.  The Company is close to its targeted inventory level where future sales offset additions.  Inventory at December 31, 2021 consisted of $10.7 million of finished goods inventory representing BEAST school buses, EV Star Transit +, EV Star Cab and Chassis, EV Stars, EV Star Cargo and EV 350 and $17.9 million in Work in process inventory and production supplies representing BEAST Type-D school buses, various EV Stars, EV 250's, spare parts and supplies

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole, IR

(949) 444-1341

Allie Potter, Media Relations

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery-powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Non IFRS Financial Measures

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and net warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2022 GreenPower Motor Company Inc. All rights reserved.